As filed with the Securities and Exchange Commission on May 29, 2013

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the matter of:

RiverNorth Funds
RiverNorth Tactical Opportunities Fund, Inc.
RiverNorth Capital Management, LLC,
RiverNorth Capital Partners, L.P.,
RiverNorth Institutional Partners, L.P., and
RiverNorth Municipal Partners, L.P.
(the “Applicants”)

File No. __________________

APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT
COMPANY ACT OF 1940 AS AMENDED (THE “ACT”), FOR EXEMPTIONS FROM
SECTIONS 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) OF THE ACT AND SECTIONS 6(c)
AND 17(b) OF THE ACT EXEMPTING CERTAIN TRANSACTIONS FROM SECTION 17(a)
OF THE ACT

Please send all communications, notices and orders to:
Renee M. Hardt, Esq.
Vedder Price P.C.
222 N. LaSalle Street
Chicago, Illinois 60601
(312) 609-7616 (phone)
(312) 609-5005 (fax)

Copies to:

Marc L. Collins
RiverNorth Capital Management, LLC
325 N. LaSalle Street, Suite 645
Chicago, Illinois 60654

THIS DOCUMENT CONTAINS 49 PAGES.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the matter of:

RiverNorth Funds
RiverNorth Tactical Opportunities Fund, Inc.
RiverNorth Capital Management, LLC
RiverNorth Capital Partners, L.P.
RiverNorth Institutional Partners, L.P.
RiverNorth Municipal Partners, L.P.
) ) ) ) ) ) ) ) ) ) )

APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940 FOR EXEMPTIONS FROM SECTIONS 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) OF THE ACT AND SECTIONS 6(c) AND 17(b) OF THE ACT EXEMPTING CERTAIN TRANSACTIONS FROM SECTION 17(a) OF THE ACT.

I.         INTRODUCTION
RiverNorth Funds (the “Trust”), RiverNorth Tactical Opportunities Fund, Inc. (“RiverNorth Tactical”), RiverNorth Capital Management, LLC (the “Adviser”), RiverNorth Capital Partners, L.P. (“RNCP”), RiverNorth Institutional Partners, L.P. (“RNIP”) and RiverNorth Municipal Partners, L.P. (“RNMP”) (collectively, the “Applicants”) hereby apply for an order of the Securities and Exchange Commission (the “Commission”) as described below.  Applicants request that the order also extend to any future series of the Trust, and any other existing or future registered investment companies and any series thereof that are part of the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the “Act”), as the Trust and RiverNorth Tactical and are, or may in the future be, advised or sub-advised by the Adviser or any other investment adviser controlling, controlled by, or under common control with the Adviser (together with the existing series of the Trust and RiverNorth Tactical, the “Funds”) and to any other existing or future issuers that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (together with RNCP, RNIP and RNMP, the “Private Funds”).
Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the Act, exempting them from the limitations set forth in Sections 12(d)(1)(A), (B) and (C) of the Act to the extent necessary to permit:  (1) the Funds and the Private Funds (each a “Fund of Funds,” and collectively, the “Funds of Funds”) to acquire shares of registered open-end management investment companies (“Unaffiliated Open-End Funds”), unit investment trusts (“UITs”) (“Unaffiliated UITs”), registered closed-end investment companies, “business development companies,” as defined by Section 2(a)(48) of the Act (“business development companies”)1 (each registered closed-end investment company and each business development company, an “Unaffiliated Closed-End Fund” and, together with the Unaffiliated Open-End Funds and Unaffiliated UITs, the “Unaffiliated Funds”),2 in each case that are not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Act as the

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1 While business development companies are not required to register under the Act, they are subject to the provisions of Sections 55 through 65 thereof.  The Applicants do not believe that investments in business development companies present any particular considerations or concerns that may be different from those presented by investments in registered closed-end investment companies.  Shares of business development companies in which the Funds of Funds may invest, like shares of registered closed-end investment companies, are traded on a national securities exchange, thereby providing investors with the same degree of liquidity as other publicly traded investments.  In addition, business development companies are registered under the Securities Exchange Act of 1934, as amended, and their shares are registered under the Securities Act of 1933, as amended, and are subject to all registration and reporting requirements under those two statutes.  Accordingly, the Applicants do not believe, for purposes of the relief requested herein, there are any fundamentally different issues between investments in business development companies and investments in registered closed-end investment companies.  With respect to investments in business development companies, Applicants only seek an exemption from Section 12(d)(1)(A) of the Act, not Section 12(d)(1)(C).

2 Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management investment companies and have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices (“ETFs”).

Funds; (2) the Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (“Broker”), to sell shares of such Unaffiliated Funds to the Funds; (3) the Funds of Funds to acquire shares of other registered investment companies, including open-end management investment companies and series thereof, UITs, closed-end investment companies, as well as business development companies (if any), in the same group of investment companies (as defined in Section 12(d)(1)(G)(iv) of the Act) as the Funds (collectively, the “Affiliated Funds,” and, together with the Unaffiliated Funds, (the “Underlying Funds”); and (4) the Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Funds.  Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) exempting the transactions above from Section 17(a) to the extent necessary to permit such purchases by the Funds of shares of the Underlying Funds and to permit sales and repurchases by the Underlying Funds of their shares in transactions with the Funds, as described in this application.
Applicants request the relief to implement fund of funds arrangements that they believe will benefit investors without sacrificing important investor protections.  Applicants’ requested relief differs from most of the existing precedent granting exemptive relief from the limitations of Section 12(d)(1) of the Act to management investment companies only in that Applicants seek an order that would allow the Funds of Funds to invest in closed-end investment companies in addition to open-end investment companies.  Applicants note, however, that the Commission has recently granted relief substantially identical to that requested by Applicants relating to funds of funds that invest in closed-end investment companies.3  For the reasons discussed below, Applicants believe that the requested exemptions are fully consistent with the policies and purposes of the Act, as well as with the First Trust Order, the Van Eck Order and Section 12(d)(1) exemptive relief previously granted to unit investment trusts permitting them to invest in closed-end funds.
The Trust and RiverNorth Tactical are the only registered investment companies that currently intend to rely on the requested order, and RNCP, RNIP and RNMP are the only issuers that would be investment companies but for Sections 3(c)(1) or 3(c)(7) of the Act that currently intend to rely on the requested order.  Any other entity that relies on the order in the future will comply with the terms and conditions set forth herein.
II.       THE APPLICANTS
A.	RiverNorth Funds
The Trust is an Ohio Business Trust registered as an open-end management investment company under the Act.  Under Ohio law and the Trust’s Agreement and Declaration of Trust, the Trust is managed under the direction of its board of trustees.  The Trust is a series trust which currently offers five Funds, RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, RiverNorth/Manning & Napier Dividend Income Fund, RiverNorth Dynamic Buy-Write Fund and RiverNorth/Oaktree High Income Fund.  RiverNorth Core Opportunity Fund’s investment objective is long-term capital appreciation and income.  RiverNorth Core Opportunity Fund pursues this objective through the purchase of closed-end investment companies and exchange-traded funds or through direct investments in equities, fixed

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3 See First Trust Exchange-Traded Fund, et al., Investment Company Act Rel. Nos. 30345 (Jan. 8, 2013) (notice) and 30377 (Feb. 5, 2013) (order) (the “First Trust Order”); Van Eck VIP Trust et al., Investment Company Act Rel. Nos. 30063 (May 10, 2012) (notice) and 30096 (June 5, 2012) (order) (the “Van Eck Order”).

income securities, derivatives and cash and cash equivalents.  RiverNorth/DoubleLine Strategic Income Fund’s investment objective is current income and overall total return.  RiverNorth/DoubleLine Strategic Income Fund pursues this objective by allocating the Fund’s assets among three principal strategies:  tactical closed-end fund income strategy, core fixed income strategy and opportunistic income strategy.  RiverNorth/Manning & Napier Dividend Income Fund’s investment objective is overall total return consisting of long-term capital appreciation and income.  RiverNorth/Manning & Napier Dividend Income Fund pursues this objective by allocating the Fund’s assets among two principal strategies:  tactical closed-end fund equity strategy and dividend focus strategy.  RiverNorth/Oaktree High Income Fund’s investment objective is overall total return consisting of long-term capital appreciation and income.  RiverNorth/Oaktree High Income Fund pursues this objective by allocating the Fund’s assets among three principal strategies:  tactical closed-end fund strategy, high yield bond strategy and senior loan strategy.  RiverNorth Dynamic Buy-Write Fund’s investment strategy is total return with lower volatility than the Standard and Poor’s 500 Index.  The RiverNorth Dynamic Buy-Write Fund pursues this objective by investing in a portfolio of common stock, preferred stock and exchange-traded funds and options on those securities. RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, RiverNorth/Manning & Napier Dividend Income Fund and RiverNorth/Oaktree High Income Fund currently invest in Underlying Funds in reliance on Section 12(d)(1)(F) of the Act and in registered exchange-traded funds in reliance on Section 12(d)(1)(F) of the Act or on exemptive relief obtained by the underlying exchange-traded funds.  RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, RiverNorth/Manning & Napier Dividend Income Fund, River North Dynamic Buy-Write Fund and RiverNorth/Oaktree High Income Fund intend to invest in the

Underlying Funds and in other securities and financial instruments that are not issued by registered investment companies and that are consistent with their respective investment objectives and restrictions (“Other Investments”) and intend to rely on the requested order.  Shares of RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, RiverNorth/Manning & Napier Dividend Income Fund, River North Dynamic Buy-Write Fund and RiverNorth/Oaktree High Income Fund are registered under the Securities Act of 1933, as amended (the “1933 Act”).

B.	RiverNorth Tactical Opportunities Fund, Inc.

RiverNorth Tactical is a Maryland Corporation registered as a closed-end investment company under the Act.  Under Maryland law and RiverNorth Tactical’s Articles of Incorporation, RiverNorth Tactical is managed under the direction of its board of directors.  RiverNorth Tactical’s investment objective is total return consisting of capital appreciation and income.  RiverNorth Tactical intends to pursue this objective through investments in closed-end funds and exchange-traded funds.  RiverNorth Tactical intends to invest in Underlying Funds in reliance on Section 12(d)(1)(F) of the Act and in registered exchange-traded funds in reliance on Section 12(d)(1)(F) of the Act or on exemptive relief obtained by the underlying exchange-traded funds.  RiverNorth Tactical intends to invest in the Underlying Funds and in Other Investments and intends to rely on the requested order.  RiverNorth Tactical has filed a registration statement on Form N-2 for purposes of registering its shares under the 1933 Act.

C.	RiverNorth Capital Management, LLC

The Adviser is RiverNorth Capital Management, LLC, a Delaware Limited Liability Company which is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser is a wholly-owned subsidiary of RiverNorth Holding Co., a holding company.  The Adviser serves as the investment adviser to

RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, RiverNorth/Manning & Napier Dividend Income Fund, RiverNorth Dynamic Buy-Write Fund and RiverNorth/Oaktree High Income Fund and as the investment adviser and general partner to the Private Funds.  The Adviser will serve as the adviser or sub-adviser to RiverNorth Tactical.  As adviser (and general partner, as applicable), the Adviser administers the business and affairs of RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, RiverNorth/Manning & Napier Dividend Income Fund, RiverNorth Dynamic Buy-Write Fund and RiverNorth/Oaktree High Income Fund and the Private Funds, including the investment and reinvestment of the assets of RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, RiverNorth/Manning & Napier Dividend Income Fund, RiverNorth Dynamic Buy-Write Fund and RiverNorth/Oaktree High Income Fund and the Private Funds.  As adviser or sub-adviser, the Adviser is responsible for the investment and reinvestment of the assets of RiverNorth Tactical.  The Adviser specializes in quantitative and qualitative closed-end fund trading strategies.  The Adviser employs DoubleLine Capital LP (“DoubleLine”) to manage the core fixed income and opportunistic income strategies of RiverNorth/DoubleLine Strategic Income Fund.  DoubleLine is, and any future sub-adviser will be, registered as an investment adviser under the Advisers Act.  The Adviser employs Manning & Napier Advisors, LLC (“Manning & Napier”) to manage the dividend focus strategy of RiverNorth/Manning & Napier Dividend Income Fund.  Manning & Napier is, and any future sub-adviser will be, registered as an investment adviser under the Advisers Act. The Adviser employs Oaktree Capital Management, L.P. (“Oaktree”) to manage the high yield and senior loan strategies of RiverNorth/Oaktree High Income Fund.  Oaktree is, and any future sub-adviser will be, registered as an investment adviser under the Advisers Act.

D.         RiverNorth Capital Partners, L.P.
RNCP is a Delaware Partnership that would be an investment company but for Section 3(c)(1) of the Act.  Under Delaware law and RNCP’s Limited Partnership Agreement, RNCP is managed by its general partner, the Adviser.  RNCP’s investment objective is to achieve higher than average rates of return, relative to the level of risk assumed, through capital appreciation from investment in and trading of closed-end funds and other securities and financial instruments.  RNCP may sell securities short and utilize the cash generated from such short sales to invest in additional long positions.  The Adviser believes closed-end funds are attractive investments that offer diverse asset class exposure, attractive yields and the ability to generate additional returns from discounts narrowing.  RNCP may invest in any closed-end fund listed and traded in the United States.  RNCP may invest up to 100% of its assets in closed-end funds at any one time.  RNCP intends to invest in common shares, debt and preferred stock of the Underlying Funds and in Other Investments and intends to rely on the requested order.  Limited partnership interests of RNCP are not registered under the 1933 Act in reliance upon Rule 506 thereunder.  All investors in RNCP are required to be both “accredited investors” within the meaning of Rule 501 under the 1933 Act and “qualified clients” as defined in Rule 205-3 under the Advisers Act, except that up to 35 of the investors in RNCP may not be accredited investors or qualified clients.

E.	RiverNorth Institutional Partners, L.P.

RNIP is a Delaware Limited Partnership that would be an investment company but for Section 3(c)(7) of the Act.  Under Delaware law and RNIP’s Limited Partnership Agreement, RNIP is managed by its general partner, the Adviser.  RNIP’s investment objective is to achieve higher than average rates of return, relative to the level of risk assumed, through capital appreciation from investment in and trading of closed-end funds and other securities and financial instruments.  RNIP may sell securities short and utilize the cash generated from such short sales to invest in additional long positions.  The Adviser believes closed-end funds are attractive investments that offer diverse asset class exposure, attractive yields and the ability to generate additional returns from discounts narrowing.  RNIP may invest in any closed-end fund listed and traded in the United States.  RNIP may invest up to 100% of its assets in closed-end funds at any one time.  RNIP intends to invest in common shares, debt and preferred stock of the Underlying Funds and in Other Investments and intends to rely on the requested order.  Limited partnership interests of RNIP are not registered under the 1933 Act in reliance upon Rule 506 thereunder.  All investors in RNIP are required to be both “accredited investors” within the meaning of Rule 501 under the 1933 Act and “qualified purchasers” as defined in Section 2(a)(51) of the Act.

F.	RiverNorth Municipal Partners, L.P.

RNMP is a Delaware Limited Partnership that would be an investment company but for Section 3(c)(1) of the Act.  Under Delaware law and RNMP’s Limited Partnership Agreement, RNMP is managed by its general partner, the Adviser.  RNMP’s investment objective is to capitalize on the inefficiencies within the municipal bond closed-end fund sector while generating tax efficient income by making current income exempt from regular federal income taxes.  RNMP may invest in any closed-end municipal bond fund listed and traded in the United States.  RNMP may invest up to 100% of its assets in closed-end funds at any one time.  RNMP intends to invest in common shares, debt and preferred stock of the Underlying Funds and in Other Investments and intends to rely on the requested order.  Limited partnership interests of RNMP are not registered under the 1933 Act in reliance upon Rule 506 thereunder.  All investors in RNMP are required to be both “accredited investors” within the meaning of Rule 501 under the 1933 Act and “qualified clients” as defined in Rule 205-3 under the Advisers Act, except that up to 35 of the investors in RNMP may not be accredited investors or qualified clients.
III.      APPLICABLE LAW AND LEGAL ANALYSIS
A.	Section 12(d)(1)
(1)	Explanation of Section 12(d)(1)
Section 12(d)(1) of the Act generally makes it unlawful for an investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section.  Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies (whether or not registered) and the abuses that are perceived to arise from such pyramiding such as:
•	duplicative costs;
•	the exercise of undue influence or control over the underlying funds;
•	the threat of large scale redemption of securities of the underlying funds; and
•	the complexity of such arrangements.4
Specifically, Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition:  (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the

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4 See Report of the SEC on the Public Policy Implications of Investment Company Growth (the “PPI Report”), in H.R. Rep. No. 2337, at 311-24 (1966); see also SEC, Division of Investment Management, Protecting Investors:  A Half Century of Investment Company Regulation at 107 (May 1992).

securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.
Sections 3(c)(1) and 3(c)(7)(D) of the Act provide that issuers that would be investment companies but for such exceptions shall be deemed investment companies for purposes of the limitations set forth in Section 12(d)(1)(A)(i) of the Act (i.e., the 3% limit described above) governing the purchase or other acquisition by such issuers of any securities of registered investment companies.5
Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from knowingly selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale or disposition:  (a) more than 3% of the acquired company’s total outstanding voting stock is owned by the acquiring company and any company or companies controlled by it, or (b) more than 10% of the acquired company’s total outstanding voting stock is owned by the acquiring company and other investment companies and companies controlled by them.
Section 12(d)(1)(C) of the Act prohibits an investment company from acquiring the securities of any registered closed-end investment company if, immediately after the acquisition, the acquiring company and other companies having the same investment adviser own more than 10% of the total outstanding voting stock of the closed-end company.  Issuers that would be investment companies but for the exceptions in Sections 3(c)(1) and 3(c)(7) of the

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5 The anti-pyramiding restriction in Section 3(c)(1), which was added in 1980, referenced Section 12(d)(1) in its entirety.  See Small Business Securities Act Amendments of 1980.  Section 3(c)(7) and the current, more limited anti-pyramiding restrictions in Section 3(c)(1) and 3(c)(7)(D) were added in 1996.  See National Securities Market Act of 1996.

Act are not investment companies for purposes of the limitation set forth in Section 12(d)(1)(C) of the Act.  Accordingly, the 10% limit does not apply to the Private Funds.
(2)	Request for an Order of Exemption Pursuant to Section 12(d)(1)(J)
Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  Therefore, the Applicants request an exemption under Section 12(d)(1)(J) of the Act from the limitations of Sections 12(d)(1)(A) and (C) to the extent necessary to permit:  (i) the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Sections 12(d)(1)(A) and (C) of the Act; and (ii) the Underlying Funds, their principal underwriters and any Broker to sell shares of the Underlying Funds to the Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act.
For the reasons discussed below the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A), (B) and (C).  Accordingly, the Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.
(3)	No Undue Influence
Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds.  The concern about undue influence does not arise in connection with a Fund’s investment in the Affiliated Funds, since they are part of the same group of investment companies.  Each Unaffiliated Fund will operate independently as determined by its own board of directors or trustees and management.  Moreover, Applicants represent that, to the extent they are relying on the requested order, they will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection with or as a participant in any transaction having that purpose or effect6, and they will not take any action to influence the investment advisers or boards of the Underlying Funds.  Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Underlying Fund, Applicants submit that as reflected in Condition 1:
•
the Adviser and any person controlling, controlled by or under common control with the Adviser, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised, sub-advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (collectively, the “Group”) will not control (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the Act, and

•
any other investment adviser within the meaning of Section 2(a)(20)(B) of the Act to a Fund of Funds (“Sub-Adviser”) and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the “Sub-Adviser Group”) will not control (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the Act.

With respect to a Fund’s investment in an Unaffiliated Closed-End Fund, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act will vote its shares of the Unaffiliated Closed-End Fund in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Fund in the same proportion as the vote of all other holders of the
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6 Applicants acknowledge the requirement to file a Schedule 13G with the Commission with respect to beneficial ownership of more than 5% of any equity security issued by an Underlying Fund that is a closed-end fund.

same type of such Unaffiliated Closed-End Fund’s shares.  If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of any other Unaffiliated Fund, then it will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares.  This condition will not apply to the Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Fund).
To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Condition 2 precludes a Fund of Funds or the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”).  No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or Unaffiliated Fund Affiliate.
With respect to investing in Unaffiliated Funds, in seeking to limit the potential for undue influence and conflicts of interest, Condition 3 provides that prior to investing in

Unaffiliated Funds, the board of directors or trustees (“Board”) of each Fund, including a majority of the directors or trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (the “Independent Directors”), will adopt procedures reasonably designed to ensure that the Adviser and any Sub-Adviser to the Fund are conducting the investment program of the Fund without taking into account any consideration the Fund or a Fund of Funds Affiliate receives from an Unaffiliated Fund or an Unaffiliated Fund Affiliate of such Unaffiliated Fund in connection with any services or transactions.
Condition 4 further provides that once an investment by a Fund of Funds in the securities of an Unaffiliated Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the board of the Unaffiliated Fund, including a majority of the independent board members, will determine that any consideration paid by the Unaffiliated Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions:  (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Fund; (b) is within the range of consideration that the Unaffiliated Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition will not apply with respect to any services or transactions between an Unaffiliated Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).
Additionally, Condition 5 provides that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser or sponsor to an Unaffiliated Fund) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board, or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate).  An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”
Condition 6 further requires that the board of an Unaffiliated Fund, including a majority of the independent board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Fund in an Affiliated Underwriting once an investment by a Fund or Funds in the securities of the Unaffiliated Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The board of the Unaffiliated Fund will be required to review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Fund.  The board of the Unaffiliated Fund will be required to consider, among other things:  (a) whether the purchases were consistent with the investment objective(s) and policies of the Unaffiliated Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compared to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate has changed significantly from prior years.  The board of the Unaffiliated Fund will be required to take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.
Condition 7 will require that the Unaffiliated Fund keep records concerning its purchases in Affiliated Underwritings.  Specifically, the Unaffiliated Fund will be required to maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and to maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the board of the Unaffiliated Fund were made.
To further assure that an Unaffiliated Fund understands the implications of an investment by a Fund of Funds under the requested order, prior to a Fund of Funds’ investment in the shares of an Unaffiliated Fund in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Fund will execute an agreement stating, without limitation, that their boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“Participation Agreement”).  At the time of its investment in shares of an Unaffiliated Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Fund of the investment.  At such time, the Fund of Funds also will transmit to the Unaffiliated Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate.  The Fund of Funds will notify the Unaffiliated Fund of any changes to the list of names as soon as reasonably practicable after a change occurs.  The Unaffiliated Fund and the Fund of Funds will be required to maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.  An Unaffiliated Fund (other than a closed-end fund or ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.7
In contrast to open-end investment companies, closed-end investment companies do not issue redeemable securities.  Accordingly, the threat of large-scale redemptions is non-existent with respect to Unaffiliated Closed-End Funds.  However, closed-end investment companies are generally required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end fund.  By contrast, open-end investment companies generally are not required to hold shareholder meetings except in special circumstances.  Therefore, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Funds may be unduly influenced by a holder’s ability to vote a large block of stock.  As the Commission observed in the PPI Report:

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7 Applicants note that an Unaffiliated Fund (including an Unaffiliated Closed-End Fund or ETF) would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.  In addition, subject solely to the giving of notice to a Fund of Funds and the passage of a reasonable notice period, an Unaffiliated Fund (including a closed-end fund or ETF) could terminate a Participation Agreement with the Fund of Funds.

Although the acquisitions of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a closed-end company may represent the potential for exercise of control.8

The concerns of undue influence through voting the securities of the Unaffiliated Closed-End Funds, however, have been addressed in Condition 1, as noted above.  Coupled with the requirement that the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act will vote its shares of the Unaffiliated Closed-End Fund in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Fund in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Fund shares.  These requirements ensure that the Fund of Funds will not have an effective voice over the management and operations of the Unaffiliated Closed-End Fund.  They are imposed regardless of the amount of shares of the Unaffiliated Closed-End Fund owned by the Fund of Funds.  Unlike activist shareholders who acquire closed-end fund shares to influence the policies of such funds, the Fund of Funds is a passive investor with respect to voting.  The requirements eliminate the ability of the Fund of Funds to influence the Unaffiliated Closed-End Fund through voting its shares.  In addition, the Applicants also recognize the requirement to file a Schedule 13G with respect to beneficial ownership of more than 5% of any equity securities issued by the Unaffiliated Closed-End Fund.  Schedule 13G requires the filer to certify that it has acquired such securities in the ordinary course of business and not with the purpose nor with the

_______________
8 See PPI Report at 324.

effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect.  Applicants believe the foregoing conditions address the concerns of undue influence underlying Section 12(d)(1).
(4)	No Excessive Layering of Fees
Based on the proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue.  Within the structure, the Underlying Funds may pay advisory fees to their adviser.  In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., compliance and fund accounting).  Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders.  Shareholders or limited partners, as the case may be, of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.
Each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses.  Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.
To assure that the investment advisory or management fees are not duplicative, prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of each Fund, including a majority of the Independent Directors, will find that the management or advisory fees charged under a Fund’s advisory contract(s) are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract.  Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund.
In addition, the Adviser will waive fees otherwise payable to it by a Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Fund pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by the Unaffiliated Fund in connection with the investment by the Fund in the Unaffiliated Fund.  Any Sub-Adviser for a Fund will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund in an amount at least equal to any compensation received by the Sub-Adviser or an affiliated person of the Sub-Adviser from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or an affiliated person by the Unaffiliated Fund, in connection with the investment by the Fund in the Unaffiliated Fund made at the direction of the Sub-Adviser.  In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund.
With respect to investments in a Fund, any sales charges and/or service fees charged with respect to shares of a Fund will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.9  In this regard, Applicants note that with respect to closed-end funds, shares of closed-end funds generally are purchased in the secondary market without sales loads (although the Fund of Funds may incur customary brokerage commissions)

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9 Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

and closed-end funds do not pay 12b-1 fees. Accordingly, there should be no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund.
(5)	Structure is not Overly Complex
The proposed arrangement will not create an overly complex fund structure that would confuse investors, because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to:  (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.
Additionally, the proposed arrangement will not confuse investors because the Funds’ prospectus and sales literature will contain clear, concise “plain English” disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in Underlying Funds.
(6)	Compliance by the Private Funds with Proposed Conditions
Although the Private Funds will not be registered under the Act, Applicants believe that, pursuant to its examination authority, the Commission would be able to ensure that the Private Funds comply with the applicable terms and conditions set forth herein.  Applicants submit that, under Section 204 of the Advisers Act, the Commission has examination authority with respect to the Adviser, and Applicants note that examinations of registered investment advisers to private funds typically extend to such private funds. Moreover, Applicants note that as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, effective July 31, 2011, Section 204 was amended by, among other things, adding a new subsection (b) which specifically covers records and reports of private funds of registered investment advisers.
B.	Section 17(a)
Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons.  An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:
(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.
The sale of shares by the Underlying Funds organized as open-end investment companies (“Underlying Open-End Funds”) to the Funds and any purchase of those shares from the Funds by the Underlying Open-End Funds could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a).10  For example, because the Adviser serves as investment adviser to the Funds and to the Affiliated

_______________
10 Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund, or an affiliated person of such person, for the purchase by the Fund of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund may be prohibited by Section 17(e) of the Act.  The Participation Agreement also will include this acknowledgment.

Funds, the Funds and the Affiliated Funds may be deemed to be under the common control of the Adviser and, therefore, affiliated persons of one another.  A Fund and an Underlying Open-End Fund may also be deemed to be affiliated persons of one another if a Fund owned 5% or more of one or more of such Underlying Open-End Fund’s outstanding voting securities.11
Section 17(b), however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that:  (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act.
Additionally, Section 6(c) provides that:  “the Commission by rule or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.”
Applicants believe that the proposed transactions satisfy the requirements for relief under both Sections 17(b) and 6(c) as the terms are fair and reasonable and do not involve overreaching.  Applicants believe that the proposed transactions satisfy the requirements for relief under Sections 17(b) and 6(c) of the Act as the terms are fair and reasonable and do not

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11 A Private Fund and an Underlying Fund may also be deemed to be affiliated persons of one another if a Private Fund owned 5% or more of such Underlying Fund’s outstanding voting securities.  However, the Private Funds are not seeking further relief from the Act to engage in transactions with respect to such Underlying Funds.  Moreover, to the extent a Private Fund were to engage in a transaction with an Underlying Fund which is an affiliated person of such Private Fund, the Private Fund would do so in compliance with any applicable provisions of the Act.

involve overreaching. Applicants state that the terms upon which an Underlying Open-End Fund will sell its shares to or purchase its shares from a Fund will be based on the net asset value of each Underlying Open-End Fund.12  Finally, the proposed transactions will be consistent with the policies of each Fund and Underlying Fund, and with the general purposes of the Act.  The investment by a Fund in shares of the Underlying Funds and the issuance of shares of the Underlying Funds to a Fund will be effected in accordance with the investment policies contained in the registration statement of such Fund.
IV.       RELATED PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION
Although not identical to Applicants’ request for exemption, the Commission has granted exemptive orders to other mutual fund complexes to establish funds of funds arrangements with affiliated and unaffiliated open-end investment companies.  See Schwab Capital Trust, et al. (“Schwab”) Investment Company Act Rel. No. 24067 (October 1, 1999) (Notice) and Investment Company Act Rel. No. 23113 (October 27, 1999) (Order) (the “Schwab Order”).  Schwab requested an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act to permit certain series of the Schwab trusts (“Schwab Trusts”) to invest (a) in other series of the Schwab Trusts and other registered open-end management investment companies that are part of the same “group of investment companies” as defined in Section 12(d)(1)(G) of the Act, and (b) in other registered open-end investment companies that

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12 Applicants note that a Fund generally would purchase and sell shares of an Unaffiliated Fund that is a Closed-End fund or ETF through secondary market transactions rather than through principal transactions with the Unaffiliated Fund.  Accordingly, Applicants are not requesting Section 17(a) relief with respect to principal transactions with closed-end funds.  To the extent that a Fund purchases or redeems shares from an ETF that is an affiliated person of the Fund in exchange for a basket of specified securities as described in the application for the exemptive order upon which the ETF relies, Applicants also request relief from Section 17(a) for those in-kind transactions.  Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund because an investment adviser to the ETF is also an investment adviser to the Fund of Funds.

are not part of the same group of investment companies as the Schwab Trusts. The Schwab Order also permits the Schwab Trusts to make direct investments in stocks, bonds, and any Other Investments which are consistent with their investment objective(s).13
Applicants also note that substantially similar relief was granted in Pacific Life Insurance Company, et al., Investment Company Act Rel. Nos. 29944 (Feb. 13, 2012) (notice) and 29979 (Mar. 12, 2012) (order) (26); Henderson Global Funds, et al., Investment Company Act Rel. Nos. 29942 (Feb. 1, 2012) (notice) and 29970 (Feb. 28, 2012) (order); Jackson National Life Insurance Company, et al., Investment Company Act Rel. Nos. 29442 (Sept. 27, 2010) (notice) and 29484 (Oct. 25, 2010) (order (27); and EQ Advisors Trust et al., Investment Company Act Rel. Nos. 29294 (June 4, 2010) (notice) and 29336 (June 30, 2010) (order).
In addition, the Commission has recently granted relief substantially identical to that requested herein, permitting, in the First Trust Order and the Van Eck Order, funds of funds arrangements to include, not only investments in open-end funds and UITs, but in closed-end funds as well.
The Applicants believe that, in one respect, the Fund of Funds’ investment in closed-end funds raise less concern under Section 12(d) than do investment in open-end funds.  One of the principal concerns intended to be addressed by Section 12(d) is the potential for a fund of funds to exercise undue influence over the management and operation of an Underlying Fund through the threat of large-scale redemptions.  This concern is not applicable to a Fund of Funds’ investments in closed-end funds because closed-end funds do not issue redeemable securities.  Rather, sales can only be effected through transactions in the secondary market.  Because these

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13 See also, MetLife Investors USA Insurance Company, et al., Inv. Co. Act Rel. No. 27059 (Sept. 7, 2005) (order); Inv. Co. Act Rel. No. 27028 (Aug. 11, 2005) (notice).

sales would not require the closed-end fund to alter its investments nor deplete assets of the closed-end fund, a Fund of Funds should not be able to influence the management or operation of a closed-end fund through threats of large-scale redemptions of shares.  On the other hand, as noted above, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Funds may be unduly influenced by a holder’s ability to vote a large block of stock.  Condition 1, however, protects Underlying Funds from such undue influence by requiring that the Group and any Sub-Adviser Group follow certain voting procedures with respect to any interest in any Unaffiliated Closed-End Fund.
With respect to the other concerns designed to be addressed by Section 12(d)(1), including layering of fees and expenses, and unnecessary complexity, the Applicants believe the conditions appropriately address these concerns regardless of whether the Underlying Funds are closed-end funds or open-end funds.  With respect to the layering of fees, Condition 11 requires compliance with NASD Conduct Rule 2830 so no Fund can exceed the applicable limits contained therein.  Such rule applies to the Fund as the acquiring fund regardless of whether the Fund invests in an Underlying Fund that is an open-end or closed-end fund.  In applying such rule, the Applicants recognize, however, that shares of closed-end funds are generally purchased in the secondary market without sales loads (although a brokerage commission may be incurred) and closed-end funds do not pay Rule 12b-1 fees.  Accordingly, there is no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund.  Further, as in the case of Underlying Funds that are open-end funds, Underlying Funds that are closed-end funds will have their own operating expenses, including advisory fees.  Shareholders in a Fund of Funds will indirectly pay their proportionate share of the fees and expenses of the Underlying Fund, regardless of whether the Underlying Fund is an open-end fund or a closed-end fund.  To address the concerns of potential duplicative fees, Condition 9 requires the Board of each Fund, including a majority of the Independent Directors, to find that the advisory fees are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contracts of any Underlying Fund.  The Applicants note that the Fund of Funds will have to disclose the indirect fees of an acquired fund incurred regardless of whether the Underlying Fund is an open-end fund or closed-end fund under current disclosure requirements.  Condition 10 also requires the Adviser to waive certain fees received from the Fund of Funds in an amount at least equal to any compensation received from the Underlying Fund (including a closed-end fund) in connection with the Fund of Funds’ investment.  As closed-end funds do not pay 12b-1 fees and generally are purchased in the secondary market without sales loads, the opportunities for the Adviser to receive compensation from such Underlying Funds appear more limited than if the Underlying Fund were an open-end fund.
In addition, with respect to unnecessary complexity, Condition 12 generally will limit the Fund of Funds’ structure to two layers of funds, regardless of whether the Underlying Fund is an open-end or closed-end fund.  More specifically, Condition 12, in general terms, precludes the Underlying Fund from acquiring the securities of another investment company, or any company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits set forth in Section 12(d)(1)(A), subject to certain limited exceptions.  Accordingly, the Underlying Fund (whether a closed-end or open-end fund) cannot itself be a fund of funds.  Additional complexity is not added by virtue of the Underlying Fund being a closed-end fund.  In light of the above, the Applicants believe the conditions in this Application appropriately address the concerns of layering of fees and unnecessary complexity, whether the Underlying Fund is an open-end fund or a closed-end fund.

Further, the Applicants note that the Commission has granted Section 12(d)(1) exemptive relief similar to that requested in this Application to funds of funds organized as UITs, which relief extends to investments in both open-end and closed-end funds.14  The Applicants have reviewed the conditions imposed in the Prior UIT Orders and the reasons therefor and believe they are comparable to those contained in this Application.  Distinctions between UITs and the Funds of Fund may, however, raise questions regarding whether the Funds of Funds’ investment in closed-end funds implicate greater concerns with respect to (i) the layering of fees and expenses; and (ii) the exercise of undue influence over Underlying Funds, discussed above in Section III.A.  As discussed above, the Applicants believe that the proposed conditions in this Application adequately address these two concerns.
With respect to layering of fees and expenses, because UITs have unmanaged portfolios, they do not charge advisory fees and thus the laying of advisory fees is not a concern. While the Funds of Funds do charge advisory fees, the Applicants believe that Condition 9, discussed above, adequately addresses this concern because it would require that the Board of each Fund, including a majority of the Independent Directors, find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds invests, including any closed-end Underlying Fund.15  With respect to undue influence,

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14 See, e.g., First Trust, et al., Investment Company Act Rel. Nos. 26261 (Nov. 21, 2003) (notice) and 26297 (Dec. 12, 2003) (order); Matrix Capital Group, Inc., et al., Investment Company Act Rel. Nos. 26173 (Sept. 4, 2003) (notice) and 26197 (Sept. 30, 2003) (order); Nuveen Investments, et al., Investment Company Act Rel. Nos. 24892 (Mar. 13, 2001) (notice) and 24930 (Apr. 6, 2001) (order); and Van Kampen Funds Inc. and Van Kampen Focus Portfolios, Investment Company Act Rel. Nos. 24548 (June 29, 2000) (notice) and 24566 (July 25, 2000) (order) (the “Prior UIT Orders”).

15 With respect to fees payable by a Fund of Funds to the Fund of Funds’ Adviser or Sub-Adviser, sales charges and/or service fees, the Applicants assert that the issues raised where the fund of funds is a UIT do not differ
(cont’d)

in the context of a UIT, the possibility exists that a depositor or sponsor could use its ability to control the secondary markets in units of UIT to exercise undue control over an underlying fund.  Specifically, a depositor or sponsor could potentially accumulate a large position in a UIT and threaten to redeem such a position or cause large-scale redemptions by creasing to maintain a secondary market in units, with adverse consequences to the UIT’s underlying fund investments.  This concern is not present in the case of the Funds because the Funds, the Adviser and their affiliates do not maintain a secondary market in the Funds’ shares.16  Also, as discussed above, a Fund of Funds may exercise undue influence over a closed-end fund through the voting of shares.  This concern may be greater with respect to the Funds of Funds investing in closed-end funds rather than with respect to UITs investing in closed-end funds, but, as discussed above in this Application, the Applicants believe that Condition 1 adequately addresses this concern.
Based on the foregoing, notwithstanding the differences between UITs and the Funds of Funds discussed above, the Applicants believe that the Prior UIT Orders support the view that the conditions included in the Application adequately address the concerns underlying Section 12(d)(1) as they relate to investments in closed-end funds.
V.        CONCLUSIONS
Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order (i) pursuant to Sections 6(c) and 17(b) for an exemption
_______________
(cont’d)
substantially from the issues raised where the fund of funds is a Fund of Funds, and the conditions in the Prior UIT Orders addressing these fees are substantially similar to Conditions 10 and 11 of this Application, discussed above.

16 The threat of large-scale redemptions of the Underlying Fund’s securities is another potential channel for the exercise of undue influence, and another consequence of the unmanaged nature of the UITs is that the threat of large-scale redemptions is mitigated.  However, as discussed above, even where the fund of funds is managed, this concern is of little relevant to closed-end Underlying Funds.

from the provisions of Section 17(a) and (ii) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C).
VI.       APPLICANTS’ CONDITIONS
Applicants agree that the order granting the requested relief shall be subject to the following conditions:
(1)
The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  With respect to a Fund’s investment in an Unaffiliated Closed-End Fund, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act will vote its shares of the Unaffiliated Closed-End Fund in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Fund in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Fund’s shares.  If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then the Group or the Sub-Adviser Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares.  This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated

Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.
(2)
No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

(3)
The Board of each Fund, including a majority of the Independent Directors, will adopt procedures reasonably designed to assure that its Adviser and any Sub-Adviser(s) to the Fund are conducting the investment program of the Fund without taking into account any consideration received by the Fund or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

(4)
Once an investment by a Fund of Funds in the securities of an Unaffiliated Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the board of the Unaffiliated Fund, including a majority of the independent board members, will determine that any consideration paid by the Unaffiliated Fund to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a)  is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Fund; (b) is within the range of consideration that the Unaffiliated Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between an Unaffiliated Fund and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

(5)
No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser or sponsor to an Unaffiliated Fund) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

(6)
The board of an Unaffiliated Fund, including a majority of the independent board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Fund in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The board of the Unaffiliated Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Fund.  The board of the Unaffiliated Fund will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The board of the Unaffiliated Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

(7)
Each Unaffiliated Fund shall maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth the: (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate’s members, (c) terms of the purchase, and (d) information or materials upon which the determinations of the board of the Unaffiliated Fund were made.

(8)
Prior to its investment in shares of an Unaffiliated Fund in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Fund will execute a Participation Agreement stating, without limitation, that their boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order.  At the time of its investment in shares of an Unaffiliated Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Fund of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Unaffiliated Fund and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.
(9)
Before approving any advisory contract under Section 15 of the Act, the Board of each Fund, including a majority of the Independent Directors, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund may invest.  Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund.

(10)
The Adviser will waive fees otherwise payable to it by a Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Fund pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by the Unaffiliated Fund, in connection with the investment by the Fund in the Unaffiliated Fund.  Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Fund in connection with the investment by the Fund in the Unaffiliated Fund made at the direction of the Sub-Adviser.  In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund.

(11)	Any sales charges and/or service fees charged with respect to shares of a Fund will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.
(12)
No Underlying Fund will acquire securities of any other investment company, or company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund:   (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to:   (i) acquire securities of one or more investment companies, for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

VII.     PROCEDURAL MATTERS
All actions necessary to authorize the execution and filing of this application have been taken and the persons signing and filing this application are authorized to so sign and file the same.  The resolutions of each of the Applicants as required by Rule 0-2(c) under the Act authorizing the filing of this application are attached as Exhibit B to this application.
The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.
The Applicants request that any questions regarding this application be directed to Renee M. Hardt, Esq. at Vedder Price P.C., 222 N. LaSalle, Suite 2600, Chicago, Illinois 60601, telephone (312) 609-7616.
VIII.    REQUEST FOR ORDER OF EXEMPTION
For the foregoing reasons, Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the relief sought by this application.  Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.
[Signature Page Follows]

RIVERNORTH FUNDS

By:	/s/Marc L. Collins
	Name:	Marc L. Collins
	Title:	Chief Compliance Officer

RIVERNORTH TACTICAL OPPORTUNITIES FUND, INC.

By:	/s/Jonathan M. Mohrhardt
	Name:	Jonathan M. Mohrhardt
	Title:	Secretary

RIVERNORTH CAPITAL MANAGEMENT, LLC

By:	/s/Marc L. Collins
	Name:	Marc L. Collins
	Title:	General Counsel and Chief Compliance Officer

RIVERNORTH CAPITAL PARTNERS, L.P.

By:	/s/Marc L. Collins
	Name:	Marc L. Collins
	Title:	General Counsel and Chief Compliance Officer of
RiverNorth Capital Management, LLC, its General Partner

RIVERNORTH INSTITUTIONAL PARTNERS, L.P.

By:	/s/Marc L. Collins
	Name:	Marc L. Collins
	Title:	General Counsel and Chief Compliance Officer of
RiverNorth Capital Management, LLC, its General Partner

RIVERNORTH MUNICIPAL PARTNERS, L.P.

By:	/s/Marc L. Collins
	Name:	Marc L. Collins
	Title:	General Counsel and Chief Compliance Officer of
RiverNorth Capital Management, LLC, its General Partner

LIST OF ATTACHMENTS AND EXHIBITS

Exhibit A
1.           Verification of RiverNorth Funds
2.           Verification of RiverNorth Tactical Opportunities Fund, Inc.
3.           Verification of RiverNorth Capital Management, LLC
4.           Verification of RiverNorth Capital Partners, L.P.
5.           Verification of RiverNorth Institutional Partners, L.P.
6.           Verification of RiverNorth Municipal Partners, L.P.
Exhibit B
1.           Resolutions of RiverNorth Funds
2.           Resolutions of RiverNorth Tactical Opportunities Fund, Inc.

Exhibit A-1

STATE OF ILLINOIS
COUNTY OF COOK

VERIFICATION

The undersigned states that he has duly executed the attached application, dated May 29, 2013, for and on behalf of RiverNorth Funds (the “Trust”); that he is the Chief Compliance Officer of the Trust; and that all action by shareholders, Trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Marc L. Collins
Name:	Marc L. Collins
Title:	Chief Compliance Officer

Exhibit A-2

STATE OF ILLINOIS
COUNTY OF COOK

VERIFICATION

The undersigned states that he has duly executed the attached application, dated May 29, 2013, for and on behalf of RiverNorth Tactical Opportunities Fund, Inc. (the “Fund”); that he is the Secretary of the Fund; and that all action by shareholders, Directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Jonathan M. Mohrhardt
Name:	Jonathan M. Mohrhardt
Title:	Secretary

Exhibit A-3

STATE OF ILLINOIS
COUNTY OF COOK

VERIFICATION

The undersigned states that he has duly executed the attached application, dated May 29, 2013, for and on behalf of RiverNorth Capital Management, LLC (the “Company”); that he is the General Counsel and Chief Compliance Officer of the Company; and that all action by shareholders, Members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Marc L. Collins
Name:	Marc L. Collins
Title:	General Counsel and Chief Compliance Officer

Exhibit A-4

STATE OF ILLINOIS
COUNTY OF COOK

VERIFICATION

The undersigned states that he has duly executed the attached application, dated May 29, 2013, for and on behalf of RiverNorth Capital Partners, L.P. (the “Company”); that he is the General Counsel and Chief Compliance Officer of RiverNorth Capital Management, LLC, the general partner of the Company; and that all action by Partners and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Marc L. Collins
Name:	Marc L. Collins
Title:	General Counsel and Chief Compliance Officer of
RiverNorth Capital Management, LLC, its General Partner

Exhibit A-5

STATE OF ILLINOIS
COUNTY OF COOK

VERIFICATION

The undersigned states that he has duly executed the attached application, dated May 29, 2013, for and on behalf of RiverNorth Institutional Partners, L.P. (the “Company”); that he is the General Counsel and Chief Compliance Officer of RiverNorth Capital Management, LLC, the general partner of the Company; and that all action by Partners and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Marc L. Collins
Name:	Marc L. Collins
Title:	General Counsel and Chief Compliance Officer of
RiverNorth Capital Management, LLC, its General Partner

Exhibit A-6

STATE OF ILLINOIS
COUNTY OF COOK

VERIFICATION

The undersigned states that he has duly executed the attached application, dated May 29, 2013, for and on behalf of RiverNorth Municipal Partners, L.P. (the “Company”); that he is the General Counsel and Chief Compliance Officer of RiverNorth Capital Management, LLC, the general partner of the Company; and that all action by Partners and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Marc L. Collins
Name:	Marc L. Collins
Title:	General Counsel and Chief Compliance Officer of
RiverNorth Capital Management, LLC, its General Partner

Exhibit B-1

Resolutions of RiverNorth Funds (the “Trust”)

RESOLVED, that the filing with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the “1940 Act”), of a request for an exemptive order, pursuant to Sections 6(c), 17(b) and 12(d)(1)(J), relating to relief from Sections 17(a), 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the 1940 Act is hereby approved to permit among other things, the Trust to invest in affiliated and unaffiliated investment companies; and it is

FURTHER RESOLVED, that the officers of the Trust are hereby authorized and directed on behalf the Trust to take all actions deemed necessary or desirable in their judgment and discretion to carry out the foregoing resolution, including filing any further amendment to the application for the order.

Exhibit B-2

Resolutions of RiverNorth Tactical Opportunities Fund, Inc. (the “Corporation”)

RESOLVED, that the filing with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the “1940 Act”), of a request for an exemptive order, pursuant to Sections 6(c), 17(b) and 12(d)(1)(J), relating to relief from Sections 17(a), 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the 1940 Act is hereby approved to permit among other things, the Corporation to invest in affiliated and unaffiliated investment companies; and it is

FURTHER RESOLVED, that the officers of the Corporation are hereby authorized and directed on behalf the Corporation to take all actions deemed necessary or desirable in their judgment and discretion to carry out the foregoing resolution, including filing any further amendment to the application for the order.